15049664

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2015
WASH, D.C.
201

mm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67058

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bluerock Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Fish Cove Road
(No and Street)

Meredith	NH	03253
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

1111 Michigan Avenue, Suite 100	East Lansing	MI	48823
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

LW 3/17

OATH OR AFFIRMATION

I, Paul Dunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bluerock Capital Markets, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sr Managing Director

Title

Notary Public

PATRICIA L. TKACH
Notary Public, State of Michigan
County of Oakland
My Commission Expires Dec. 27, 2020
Acting in the County of OAKLAND

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240 17a-5(e)(3).*

Bluerock Capital Markets, LLC

(a wholly owned Subsidiary of BR Capital Markets, LLC)

(a Massachusetts limited liability company)

Financial Report

December 31, 2014

Bluerock Capital Markets, LLC

Contents

Report of Independent Registered Public Accounting Firm

To the Officers and Member
Bluerock Capital Markets, LLC

We have audited the accompanying financial statements of Bluerock Capital Markets, LLC (a Massachusetts limited liability corporation) (the "Company"), which comprise the statement of financial condition as of December 31, 2014 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Bluerock Capital Markets, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Bluerock Capital Markets, LLC as of December 31, 2014 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Aggregate Indebtedness and Net Capital pursuant to Rule 15c3-1 and the Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Bluerock Capital Markets, LLC's financial statements. The supplemental information is the responsibility of Bluerock Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

East Lansing, Michigan
February 19, 2015

Bluerock Capital Markets, LLC

Balance Sheet
December 31, 2014

Assets

Cash	$ 289,368
Commissions receivable	16,000
Prepaid expenses and other assets	155,386
Equipment and software - Net (Note 3)	111,106
Total assets	**$ 571,860**

Liabilities and Member's Equity

Liabilities	
Payable to commissioned agents	$ 40,000
Accounts payable, accrued, and other liabilities	68,169
Total liabilities	108,169
Member's Equity	463,691
Total liabilities and member's equity	**$ 571,860**

See Notes to Financial Statements.

Bluerock Capital Markets, LLC

Statement of Operations
Year Ended December 31, 2014

Revenue	
Commissions (Note 4)	$ 2,705,317
Other income	217
Total revenue	2,705,534
Expenses	
Commissions	1,997,824
Employment expenses	2,354,272
Travel and entertainment	1,177,185
Professional fees	156,531
General and administrative	557,485
Total expenses	6,243,297
Net Loss	**$ (3,537,763)**

See Notes to Financial Statements.

Bluerock Capital Markets, LLC

Statement of Member's Equity
Year Ended December 31, 2014

Balance - January 1, 2014	$ 468,022
Net loss	(3,537,763)
Member contributions (Note 4)	3,533,432
Balance - December 31, 2014	**$ 463,691**

See Notes to Financial Statements.

Bluerock Capital Markets, LLC

Statement of Cash Flows
Year Ended December 31, 2014

Cash Flows from Operating Activities:	
Net loss	$ (3,537,763)
Adjustments to reconcile net loss to net cash from operating activities:	
Depreciation	39,685
Increase in operating assets:	
Prepaid expenses and other assets	(20,604)
Commissions receivable	(400)
Decrease in operating liabilities:	
Payable to commissioned agents	(20,000)
Accounts payable	(33,689)
Increase in operating liabilities:	
Accrued expenses and other liabilities	(12,996)
Total adjustments	(48,004)
Net cash used in operating activities	(3,585,767)
Cash Flows from Investing Activities:	
Cash paid for property and equipment	(17,097)
Repayment of related party note receivable	123,000
Net cash from investing activities	105,903
Cash Flows from Financing Activities - Member contributions	3,533,432
Net Increase in Cash	53,568
Cash - Beginning of year	235,800
Cash - End of year	**$ 289,368**

See Notes to Financial Statements.

Note 1 - Nature of Business and Significant Accounting Policies

Organization and Nature of Business - Bluerock Capital Markets, LLC (the "Company"), is a Massachusetts limited liability company that is registered with the Securities and Exchange Commission, for the purpose of conducting business as a broker-dealer in securities. The Company is exempt from the reporting requirements under Rule 15c3-3(k)(2)(i). The Company was formed on August 5, 2005 as Sunbelt New England Equities. It was then sold to Halcyon Holdings on June 15, 2009 and the name changed to Halcyon Capital Markets, LLC. BR Capital Markets purchased 20 percent of the Company's LLC units on December 23, 2010. BR Capital Markets purchased the remaining LLC units in 60 percent and 20 percent increments on April 5, 2011 and October 21, 2011, respectively. Upon completion of these purchases, the Company's name was changed to Bluerock Capital Mar kets, LLC.

Basis of Accounting – The Company maintains its accounting records and prepares its financial statements on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America.

Cash - For financial statement purposes, the Company considers all investments purchased with a maturity of three months or less to be cash equivalents.

Commissions Receivable – Commissions receivable are based on current contracts and stated at net amounts due. The Company considers all accounts receivable to be fully collectible; accordingly no allowance for doubtful accounts is required. If amounts are determined to be uncollectible they are charged to operations at the time of such determination.

Equipment and Software - Equipment and software are recorded at cost. Depreciation is computed using straight-line methods for all assets over a period of three to five years.

Fair Value of Financial Instruments - The Company's financial instruments include cash, commissions receivable, accounts payable and accrued liabilities. The carrying value of these instruments approximates their estimated fair value.

Impairment of Long-Lived Assets - The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such impairment losses.

Commission Revenue and Expense – The Company recognizes commission revenue on the trade-date as securities transactions occur. The related commission expense payable to independent agents is also recorded on the same trade-date basis.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

Income Taxes - Income or loss of the Company is allocated wholly to its member. No income tax provision has been included in the financial statements since income or loss of the Company is required to be reported by the member on its income tax returns.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $181,199, and net capital requirements of $7,211. The Company's ratio of aggregate indebtedness to net capital at December 31, 2014 was 0.6 to 1.

Note 3 - Equipment and Software

Major classes of property and equipment are as follows:

	Amount	Depreciable Life - Years
Computer equipment	$ 43,835	3-5
Furniture and fixtures	12,249	5
Leasehold improvements	3,705	5
Computer software	141,958	5
Total Cost	201,747	
Accumulated Depreciation	(90,641)	
Net equipment and software	$ 111,106	

Depreciation expense was $39,685 for 2014.

Repair and maintenance costs are charged to expense as incurred. All repairs or maintenance that increase the value, capacity, or lives of assets are capitalized and depreciated over their estimated useful lives.

Note 4 - Related Party Transactions

For the year ended December 31, 2014, the entire amount of the Company's commission income, approximately $2.7 million, was earned from investor transactions in various investment funds related to the Company by common control.

For the year ended December 31, 2014, the Company reimbursed Bluerock Real Estate Holdings, LLC, an entity related by common control, $158,400 for shared office space in Southfield, Michigan, use of personnel, and certain overhead expenses. These costs are included in general and administrative expenses on the statement of operations.

For the year ended December 31, 2014, the Company's member, BR Capital Markets, LLC, made contributions of cash in the amount of $3,533,432 to the Company.

These transactions are conducted in the normal course of business and are measured at their exchange value, which is the amount established and agreed to by the related parties.

Note 5 -Leases

The Company leases office space in Newport Beach, California under an operating lease which has been amended to extend the terms through May 31, 2015. The Company also leases space for two offices (Suite A and Suite K) in Winter Park, Florida under operating leases ending July 31, 2016 and April 30, 2016, respectively.

The Company has subleased Suite A and Suite K in Winter Park, Florida to an unrelated party. Sublease payments commenced on September 1, 2013 and continue thru July 31, 2016 for Suite A and will commence on January 1, 2015 and continue thru August 31, 2015 for Suite K.

Minimum future rental payments under non-cancelable operating leases having the following payments:

Years Ending	Real Estate	Sublease
12/31/2015	$ 116,396	$ (82,711)
12/31/2016	52,030	(38,359)
Total future lease payments	$ 168,426	$ (121,070)
Total future lease payments- Net of sublease payments	$ 47,356	

Note 6 - Economic Dependency

The Company is dependent on related party entities, properties, and equity offerings, for revenue and equity contributions that are essential and critical, including but not limited to commission income, reimbursed costs, and member contributions. In the event that these related entities and properties are unable to provide substantial income and equity contributions, the Company would be required to seek revenue from other sources.

Note 7 – Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors during the year. Therefore, no statement of changes in liabilities subordinated to the claims of general creditors is presented in these financial statements.

Note 8 - Subsequent Events

The Company has evaluated subsequent events through February 19, 2015, the date on which the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

Subsequent to year end, the Company entered into an agreement to contract for professional services under which the Company will be obligated to pay $31,300 for audit and tax services related to 2014 year end. The Company has recognized $9,900 of this expense as of 12/31/2014 related to services rendered to date.

Bluerock Capital Markets, LLC

Schedule I - Computation of Aggregate Indebtedness
Net Capital Pursuant to Rule 15c3-1
December 31, 2014

Computation of Net Capital

Total member's equity		$ 463,691
Deductions for nonallowable assets:		
Accounts receivable clearing	$ 16,000	
Prepaid expenses and other assets	155,386	
Property and equipment	111,106	
Total deductions		282,492
Net capital before haircut on securities positions		181,199
Haircut on securities positions		-
Net capital		**$ 181,199**

Computation of Aggregate Indebtedness

Payable to commissioned agents	$ 40,000	
Accounts payable, accrued expenses, and other liabilities	68,169	
Aggregate indebtedness		**$ 108,169**
Minimum dollar net capital		**$ 7,211**
Excess net capital		**$ 173,988**
Ratio of aggregate indebtedness to net capital	0.60 to 1	

Statement Pursuant to Paragraph (d)(t) of Rule 17a-5

There are no material differences between the computation above and the corresponding computation included in the Unaudited Focus Report for December 31, 2014 filed on January 27, 2015.

Schedule II – Determination of Reserve Requirements
Information Relating to Possession or Control Requirements Under
Securities and Exchange Commission Rule 15c3-3
December 31, 2014

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.